CBAK Energy Technology, Inc.

BAK Industrial Park, Meigui Street

Huayuankou Economic Zone

Dalian City, Liaoning Province,

People’s Republic of China, 116450

July 16, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	CBAK Energy Technology, Inc.

Registration Statement on Form S-3

File No. 333-280746

Dear Mr. Fullem:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of CBAK Energy Technology, Inc. (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, July 18, 2024, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours, CBAK Energy Technology, Inc.

By:	/s/ Yunfei Li
Name:	Yunfei Li
Title:	Chief Executive Officer

cc: Kevin (Qixiang) Sun, Bevilacqua PLLC